Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VRINGO, INC.

VRINGO, INC., a Delaware corporation (the “Corporation”), does hereby certify that:

FIRST: The name of the Corporation is VRINGO, INC.

SECOND: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 9, 2006 and the Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 22, 2010, and as further amended by the Certificate of Amendment of the Amended and Restated Certificate of Incorporation on July 19, 2012.

THIRD: The Board of Directors of the Corporation (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware (the “DGCL”), adopted resolutions amending the Corporation’s Amended and Restated Certificate of Incorporation as follows:

Article Fourth of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended by adding the following Sections (3), (4) and (5):

“(3) Reverse Stock Split. Upon the effectiveness of this Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Corporation, the shares of the Corporation’s Common Stock issued and outstanding prior to the Effective Time and the shares of Common Stock issued and held in treasury of the Corporation immediately prior to the Effective Time shall automatically be reclassified into a smaller number of shares such that each  ten (10) shares of the Corporation’s issued and outstanding Common Stock immediately prior to the Effective Time are reclassified into one (1) validly issued, fully paid and nonassessable share of Common Stock, without any further action by the Corporation or the holder thereof. No fractional shares of Corporation Common Stock will be issued as a result of the reverse stock split. Instead, stockholders of record who otherwise would be entitled to receive fractional shares, will be entitled to rounding up of their fractional share to the nearest whole share.

(4) Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified (as well as the right to receive a whole share in lieu of a fractional share of Common Stock), provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified (including the right to receive a whole share in lieu of a fractional share of Common Stock).

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(5) This Certificate of Amendment shall be effective on November 27, 2015 at 05:00 p.m., Eastern time (the “Effective Time”).”

FOURTH: Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Sections 222 and 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this CERTIFICATE OF AMENDMENT to be signed by Anastasia Nyrkovskaya its Chief Financial Officer and Treasurer as of the 24th day of November, 2015.

VRINGO, INC.

By:	/s/ Anastasia Nyrkovskaya
Name:	Anastasia Nyrkovskaya
Title:	Chief Financial Officer and Treasurer

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